Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following will be included in letters which will be sent to participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C., providing updates on approval of the settlement of the class action lawsuit and information concerning the formats available for participants to provide consent.

  [mh letterhead]

May     , 2013

To Fellow Participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.:

We write to provide an additional update on the Court proceedings regarding the class action settlement [ONLY FOR MULTI-GROUP INVESTORS IN ESBA AND 60E: and to provide information concerning formats available for an investor to provide a current consent].

As we noted in our May 15 letter, presiding Justice Sherwood stated at the May 2 hearing that he intended to approve the settlement. On May 17, Justice Sherwood delivered his Opinion and Order. He rejected the objections by all objectors and upheld the settlement in its entirety. The 12 investors who have opted out will not receive any share of the settlement proceeds, but can pursue separate claims for monetary damages. They are bound by the settlement agreement regarding equitable relief, so they cannot seek an injunction to halt the consolidation or IPO.

Also on May 17, Justice Sherwood delivered his Opinion and Order on attorneys’ fees. Class counsel applied for an award of $15 million in fees and $295,895 in expenses, which he reduced to $11.59 million in fees and $265,282 in expenses. As a result, more than $3.4 million will be added to the settlement proceeds payable to participants, increasing by more than 7% your estimated individual share of settlement proceeds should the consolidation and IPO proceed—all in addition to the other amounts you will receive on the closing of the consolidation and IPO.

[ONLY FOR MULTI-GROUP INVESTORS IN ESBA AND 60E: Consistent with our prior responses to inquiries regarding vote changes after a buyout notice, a participant holding interests in multiple groups who has either voted against a proposal or not yet voted can give consent in one group at any time without thereby giving consent in another group by completing and returning the consent form with this notation thereon: “This consent only applies to my participation interests in group #— and not in any other group.” Absent this limiting notation, a participant’s consent form applies consistently to such participant’s interests in all groups.]

[FOR ESBA AND 60E ONLY: The agent for any group in your LLC which has reached the required supermajority has not yet given the notice that a non-consenting participant’s interest in that group will be purchased on behalf of your LLC for the benefit of its consenting participants at a price of $100, unless such non-consenting participant consents to the consolidation proposal within 10 days after receipt.]

Please feel free to call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or email us at inquiries@MalkinHoldings.com with any question.

We appreciate your continuing patience and support.

Sincerely,

MALKIN HOLDINGS LLC

Peter L. Malkin	Anthony E. Malkin

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement. Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.